Exhibit (a)(1)(vii)

Amendment and Supplement

to the

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Salix Pharmaceuticals, Ltd.

at

$173.00 Per Share, Net in Cash

by

Sun Merger Sub, Inc.

a wholly-owned subsidiary of

Valeant Pharmaceuticals International

a wholly-owned subsidiary of

Valeant Pharmaceuticals International, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME,

ON APRIL 1, 2015 (ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON MARCH 31, 2015),

UNLESS THE OFFER IS EXTENDED.

Sun Merger Sub, Inc., a Delaware corporation (“Purchaser,” “we” or “us”), is offering to purchase all of the shares of common stock, par value $0.001 per share (the “Shares”), of Salix Pharmaceuticals, Ltd., a Delaware corporation (“Salix”), that are issued and outstanding at a price of $173.00 per Share, net to the holder in cash (as such price per Share may be reduced pursuant to the Merger Agreement (as defined below), the “Offer Price”), without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the (i) Offer to Purchase, dated March 4, 2015 (as it may be amended or supplemented from time to time, including by this Amendment and Supplement to the Offer to Purchase, dated March 17, 2015 (this “Supplement”), the “Offer to Purchase”) and (ii) related letter of transmittal that accompanied the Offer to Purchase (the “Letter of Transmittal”), which, together with any amendments or supplements, each as may be amended or supplemented from time to time, collectively constitute the “Offer.” Purchaser is a wholly-owned subsidiary of Valeant Pharmaceuticals International, a Delaware corporation (“VPI”), which is a wholly-owned subsidiary of Valeant Pharmaceuticals International, Inc., a British Columbia corporation (“Valeant”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 20, 2015 (as it may be amended, modified or supplemented from time to time in accordance with its terms, including by Amendment No. 1, dated March 16, 2015 (the “Amendment”), the “Merger Agreement”), by and among Salix, VPI, Purchaser and, solely for purposes of providing a guarantee of VPI’s and Purchaser’s obligations, Valeant.

THE OFFER PRICE IS SUBJECT TO REDUCTION AS DESCRIBED BELOW.

The Offer will expire at 12:00 midnight, Eastern time, on April 1, 2015 (one minute after 11:59 P.M., Eastern time, on March 31, 2015) (the “Initial Expiration Date” and, as Purchaser may from time to time extend the Offer pursuant to and in accordance with the terms of the Merger Agreement, the latest time and date at which the Offer, as so extended, will expire being the “Expiration Date”), unless extended. The Merger Agreement provides that Purchaser is required to extend the Offer beyond the Initial Expiration Date in certain circumstances. In the event that, at the Initial Expiration Date, all of the conditions to the Offer (including the Minimum Condition (as defined below)) have not been satisfied, or waived by Purchaser, Purchaser must extend the Offer for successive periods of up to ten business days each in order to permit the satisfaction of such conditions, provided that (i) with respect to the extension, if any, immediately following the Initial Expiration Date, Purchaser must extend the Offer to 12:00 midnight, Eastern time, on April 8, 2015 (which is one minute after 11:59 P.M., Eastern time, on April 7, 2015) (the “Step-Down Date”) unless Salix otherwise agrees to a shorter period and (ii) Purchaser is not required to, and may not without Salix’s prior written consent, extend the Offer beyond May 1, 2015. In the event that, on the Step-Down Date, all of the conditions to the Offer (including the Minimum Condition) have not been satisfied, or waived by us, the Offer Price will be reduced from $173.00 to $158.00 per Share, net to the holder in cash, without interest, less any applicable withholding taxes.

Note that Shares tendered pursuant to guaranteed delivery procedures but that have not actually been delivered will be excluded from the calculations to determine whether the Minimum Condition has been satisfied. We will announce any such price reduction by 9:00 a.m., Eastern time, on April 8, 2015.

Pursuant to the Merger Agreement, as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser will merge with and into Salix (the “Merger”) without a meeting of Salix stockholders in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with Salix continuing as the surviving corporation in the Merger and as a wholly-owned subsidiary of VPI. At the effective time of the Merger, each Share then outstanding (other than Shares that are held by any stockholders who properly demand appraisal in connection with the Merger as described in Section 17—“Certain Legal Matters; Regulatory Approvals—Appraisal Rights” of the Offer to Purchase) will be converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes, except for Shares then owned by Valeant, VPI, Purchaser or any of their wholly-owned subsidiaries, and Shares held by Salix or by any of its wholly-owned subsidiaries, which Shares will be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor. Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Shares.

THE BOARD OF DIRECTORS OF SALIX RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES PURSUANT TO THE OFFER.

After careful consideration, the board of directors of Salix (the “Salix Board”) has (i) determined that the transactions contemplated by the Merger Agreement, as amended by the Amendment, including the Offer and the Merger, as amended by the Amendment, are fair to and in the best interests of Salix and its stockholders; (ii) approved and declared advisable the Amendment, the Merger Agreement, as amended by the Amendment, and the transactions contemplated thereby, including the Offer and the Merger, as amended by the Amendment; and (iii) determined to recommend that Salix’s stockholders accept the Offer and tender their Shares to us in the Offer, in each case as amended by the Amendment.

The Offer is not subject to any financing condition. The Offer is conditioned upon: (i) there being validly tendered (not including any Shares tendered pursuant to guaranteed delivery procedures that are not actually delivered prior to the Expiration Date) and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by VPI and its subsidiaries immediately prior to the Expiration Date, represent at least one Share more than 50% of the sum of (x) the total number of Shares outstanding at the time of the expiration of the Offer and (y) the aggregate number of Shares that Salix would be required to issue upon conversion, settlement or exercise of all then outstanding options, benefit plans, obligations or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares (including all then outstanding options to purchase Shares and Salix’s 2.75% Convertible Senior Notes due 2015 (the “2015 Notes”) and Salix’s 1.5% Convertible Senior Notes due 2019 (the “2019 Notes” and, together with the 2015 Notes, the “Salix Convertible Notes”) (whether then outstanding or for which the conversion date has already occurred, but in any event without duplication, but excluding (A) the warrants that were entered into in connection with the 2019 Notes and (B) any portion of the Salix Convertible Notes that is required to be settled solely in cash upon conversion)) (the “Minimum Condition”); (ii) any applicable waiting period (or extension thereof) relating to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) having expired or been terminated, or any pre-closing approvals or clearances reasonably required under the HSR Act having been obtained, at or prior to the Expiration Date, which condition was satisfied on March 13, 2015; and

-ii-

(iii) other customary conditions as described in the Offer to Purchase. See Section 15—“Conditions to the Offer” of the Offer to Purchase. Shares issuable upon conversion of the Salix Convertible Notes will only be taken into account for purposes of calculating the Minimum Condition if such Shares were delivered or would be required to be delivered on or prior to the consummation of the Offer. After the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, VPI, Purchaser and Salix will cause the Merger to become effective immediately without a meeting of Salix stockholders in accordance with Section 251(h) of the DGCL.

You should read this entire Supplement, the Offer to Purchase and the Letter of Transmittal carefully before deciding whether to tender your Shares in the Offer.

March 17, 2015

-iii-

IMPORTANT

This Supplement amends and supplements the Offer to Purchase that, together with the Letter of Transmittal and Notice of Guaranteed Delivery, was previously delivered to you.

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should, prior to the Expiration Date, (i) complete and execute the Letter of Transmittal that was enclosed with the Offer to Purchase in accordance with the instructions contained therein, and mail or deliver the Letter of Transmittal, together with the certificates representing your Shares and any other required documents, to Computershare Trust Company, N.A., in its capacity as depositary for the Offer (the “Depositary”), (ii) tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares—Book-Entry Transfer” of the Offer to Purchase or (iii) if applicable, request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such nominee in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer or you cannot deliver all required documents to the Depositary prior to the Expiration Date, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Accepting the Offer and Tendering Shares—Guaranteed Delivery” of the Offer to Purchase.

Although the Letter of Transmittal and the Notice of Guaranteed Delivery previously circulated with the Offer to Purchase refer only to the Offer to Purchase and not this Supplement, stockholders using such documents to tender their Shares will nevertheless be deemed to be tendering pursuant to the Offer and will receive the increased Offer Price described in this Supplement, which Offer Price is subject to reduction to $158.00 per Share if all of the conditions to the Offer (including the Minimum Condition) are not satisfied, or waived by us, by the Step-Down Date. Shares previously validly tendered and not validly withdrawn constitute valid tenders for purposes of the Offer and stockholders are not required to take any further action with respect to such tendered Shares in order to receive the increased Offer Price of $173.00 per Share, which Offer Price will be reduced to $158.00 per Share if all of the conditions to the Offer (including the Minimum Condition) are not satisfied, or waived by us, by the Step-Down Date.

*****

Questions and requests for assistance may be directed to D.F. King & Co., Inc., the information agent for the Offer (the “Information Agent”), at the address and telephone number set forth below. In addition, requests for additional copies of this Supplement, the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance. Additionally, copies of this Supplement, the Offer to Purchase, the Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the United States Securities and Exchange Commission (the “SEC”) at www.sec.gov.

This Supplement, the Offer to Purchase and the Letter of Transmittal contain important information, and you should read them carefully and in their entirety before making a decision with respect to the Offer.

-iv-

-v-

SUMMARY TERM SHEET

Securities Sought:	All of the shares of common stock, par value $0.001 per share (“Shares”), of Salix Pharmaceuticals, Ltd., a Delaware corporation (“Salix”), that are issued and outstanding.

Price Offered Per Share:	$173.00 per Share, net to the holder in cash (as such price per Share may be reduced pursuant to the Merger Agreement (as defined below), as amended by the Amendment (as defined below), the “Offer Price”), without interest, less any applicable withholding taxes. The Offer Price is subject to reduction, as described below under “Scheduled Expiration Date.”

Scheduled Expiration Date:	The Offer will expire at 12:00 midnight, Eastern time, on April 1, 2015 (one minute after 11:59 P.M., Eastern time, on March 31, 2015) (the “Initial Expiration Date” and, as Purchaser (as defined below) may from time to time extend the Offer (as defined below) pursuant to and in accordance with the terms of the Merger Agreement, the latest time and date at which the Offer, as so extended, will expire being the “Expiration Date”), unless extended. The Merger Agreement provides that Purchaser is required to extend the Offer beyond the Initial Expiration Date in certain circumstances. In the event that, at the Initial Expiration Date, all of the conditions to the Offer (including the Minimum Condition (as defined below)) have not been satisfied, or waived by us, we must extend the Offer for successive periods of up to ten business days each in order to permit the satisfaction of such conditions, provided that (i) with respect to the extension, if any, immediately following the Initial Expiration Date, we must extend the Offer to 12:00 midnight, Eastern time, on April 8, 2015 (which is one minute after 11:59 P.M., Eastern time, on April 7, 2015) (the “Step-Down Date”) unless Salix otherwise agrees to a shorter period and (ii) we are not required to, and may not without Salix’s prior written consent, extend the Offer beyond May 1, 2015. In the event that, on the Step-Down Date, all of the conditions to the Offer (including the Minimum Condition) have not been satisfied, or waived by us, the Offer Price will be reduced from $173.00 to $158.00 per Share, net to the holder in cash, without interest, less any applicable withholding taxes. Note that Shares tendered pursuant to guaranteed delivery procedures but that have not actually been delivered will be excluded from the calculations to determine whether the Minimum Condition has been satisfied. We will announce any such price reduction by 9:00 a.m., Eastern time, on April 8, 2015.

Purchaser:	Sun Merger Sub, Inc., a Delaware corporation (“Purchaser”), is a wholly-owned subsidiary of Valeant Pharmaceuticals International, a Delaware corporation (“VPI”). VPI is a wholly-owned subsidiary of Valeant Pharmaceuticals International, Inc., a British Columbia corporation (“Valeant”).

Salix Board Recommendation:	After careful consideration, the board of directors of Salix (the “Salix Board”) has (i) determined that the transactions contemplated by the Amendment and the Merger Agreement, as amended by the Amendment, including the Offer and the Merger, as amended by the Amendment, are fair to and in the best interests of Salix and its stockholders; (ii) approved and declared advisable the Amendment, the Merger Agreement, as amended by the Amendment, and the transactions contemplated thereby, including the Offer and the Merger, as amended by the Amendment; and (iii) determined to recommend that Salix’s stockholders accept the Offer and tender their Shares to us in the Offer, in each case as amended by the Amendment.

The following are some questions that you, as a stockholder of Salix, may have about the Amendment, the changes to the Offer and certain related matters and answers to those questions. This summary term sheet highlights selected information from the Offer to Purchase and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in the (i) Offer to Purchase, dated March 4, 2015 (as it may be amended or supplemented from time to time, including by this Amendment and Supplement to the Offer to Purchase, dated March 17, 2015 (this “Supplement”), the “Offer to Purchase”) and (ii) related letter of transmittal that accompanied the Offer to Purchase (the “Letter of Transmittal”), which, together with any amendments or supplements, each as may be amended or supplemented from time to time, collectively constitute the “Offer.” Pursuant to the Merger Agreement, as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser will merge with and into Salix (the “Merger”) without a meeting of Salix stockholders in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, with Salix continuing as the surviving corporation in the Merger and as a wholly-owned subsidiary of VPI. To better understand the Offer and the Merger and for a complete description of the terms thereof, you should read this Supplement, the Offer to Purchase, the Letter of Transmittal and the other documents to which we refer you carefully and in their entirety. Questions or requests for assistance may be directed to D.F. King & Co., Inc., our information agent (the “Information Agent”), at the address and telephone numbers set forth for the Information Agent on the back cover of the Offer to Purchase. Unless otherwise indicated in the Offer to Purchase or the context otherwise requires, all references in this Supplement to “we,” “our” or “us” refer to Purchaser.

How are you amending the Offer?

On March 16, 2015, we and Salix entered into the Amendment. Pursuant to the Amendment, we have amended our Offer to, among other things, increase the Offer Price from $158.00 per Share to $173.00 per Share, net to the holder in cash, without interest, less any applicable withholding taxes. However, in the event that, on the Initial Expiration Date, all of the conditions to the Offer (including the Minimum Condition) have not been satisfied, or waived by us, pursuant to the Amendment, we must extend the Offer to the Step-Down Date. In the event that, on the Step-Down Date, all of the conditions to the Offer (including the Minimum Condition) have not been satisfied, or waived by us, the Offer Price will be reduced from $173.00 to $158.00 per Share, net to the holder in cash, without interest, less any applicable withholding taxes. Note that Shares tendered pursuant to guaranteed delivery procedures but that have not actually been delivered will be excluded from the calculations to determine whether the Minimum Condition has been satisfied. We will announce any such price reduction by 9:00 a.m., Eastern time, on April 8, 2015.

What are the most significant changes to the Merger Agreement resulting from the Amendment?

Under the Amendment, among other things:

•	The Offer Price, upon the terms and subject to the conditions set forth in the Merger Agreement, the Amendment, the Offer to Purchase, the Supplement and the Letter of Transmittal, is increased from $158.00 per Share to $173.00 per Share, net to the holder in cash, without interest, less any applicable withholding taxes, provided that if, on the Step-Down Date, all of the conditions to the Offer (including the Minimum Condition) have not been satisfied, or waived by us, the Offer Price will be reduced from $173.00 to $158.00 per Share, net to the holder in cash, without interest, less any applicable withholding taxes;

•	If, on the Initial Expiration Date, all of the conditions to the Offer (including the Minimum Condition) have not been satisfied, or waived by us, we must extend the Offer to the Step-Down Date unless Salix otherwise agrees to a shorter period;

•	The outside date was changed from August 20, 2015 to May 1, 2015, meaning:

•	we will not be required to, and will not without Salix’s prior written consent, extend the Offer beyond May 1, 2015;

•	the Merger Agreement may be terminated at any time prior to the effective time of the Merger (the “Effective Time”) by either Salix or VPI by written notice to the other, if Purchaser has not accepted for payment Shares tendered and not properly withdrawn pursuant to the Offer (the time at which Purchaser does so, the “Acceptance Time”) on or prior to May 1, 2015, except that the right to terminate the Merger Agreement will not be available to any party whose material breach of the Merger Agreement has been the cause of or resulted in the failure of the Acceptance Time to occur on or prior to May 1, 2015; and

•	the time period for curing breaches of representations, warranties or covenants in order to prevent a termination of the Merger Agreement due to breach is the earlier of (A) 30 days after written notice thereof is given by the non-breaching party to the breaching party and (B) May 1, 2015; and

•	The amount of the Termination Fee (as defined in the Merger Agreement) is increased from $356.4 million to $456.4 million.

The Amendment also includes certain other modifications to the Merger Agreement. See Section 11—“The Merger Agreement; Other Agreements” of this Supplement.

If I already tendered my Shares in the original offer, do I have to do anything now?

No. Salix stockholders do not have to take any action regarding any Shares previously validly tendered and not validly withdrawn. If the Offer is completed, these Shares will be accepted for payment and such stockholder will receive the same Offer Price as all other tendering Salix stockholders. See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Supplement.

Do you have the financial resources to make payment?

Yes. With the increased Offer Price, we estimate that we will need approximately $1.3 billion in additional funds to purchase Shares in the Offer, to provide funding for the consideration to be paid in the Merger, and to pay certain fees and expenses related to the transactions, including the refinancing of certain Salix indebtedness. Valeant expects to fund such cash requirements from the proceeds of an equity issuance. On March 17, 2015, Valeant priced a registered offering of common shares in the United States (the “Offering”). Pursuant to the Offering, Valeant will issue 7,286,432 common shares at a price of $199.00 per share, for aggregate gross proceeds of approximately $1.45 billion. Valeant has also granted the underwriters in the Offering an option, exercisable for a period of 30 days following the date of the final prospectus supplement relating to the Offering, to purchase additional common shares equal to up to 15% of the common shares initially sold. The financing to be provided by this issuance of new equity, together with the financing already secured by Valeant, will be sufficient to purchase all of the outstanding Shares pursuant to the Offer and to pay related fees and expenses. See Section 9—“Source and Amount of Funds” of this Supplement.

What is the market value of my Shares as of a recent date?

On March 10, 2015, the last full day of trading before Endo International plc (“Endo”) proposed an alternative transaction with Salix (which it withdrew on March 16, 2015), the closing price of the Shares on The NASDAQ Global Market (“NASDAQ”) was $157.66 per Share. On March 16, 2015, the closing price of the

Shares on NASDAQ was $172.75 per Share. The Offer Price of $173.00 per Share represents a premium of 43.9% to the price of the Shares on January 16, 2015, the last full trading day before rumors were published in the press that Salix had hired Centerview Partners LLC as financial advisor to explore a sale of Salix. See Section 6—“Price Range of Shares; Dividends” of this Supplement.

To the Holders of Shares of Common Stock of Salix:

INTRODUCTION

Pursuant to the Agreement and Plan of Merger, dated as of February 20, 2015 (as it may be amended and supplemented from time to time, the “Merger Agreement”), as amended by Amendment No. 1, dated as of March 16, 2015 (the “Amendment”), by and among Purchaser, VPI, Salix and, solely for purposes of guaranteeing Purchaser’s and VPI’s obligations thereunder, Valeant, Purchaser is amending its offer to purchase all of the outstanding Shares to, among other things, increase the Offer Price to $173.00 per Share net to the holder in cash, without interest, less any required withholding taxes, which Offer Price will be reduced to $158.00 per Share if all of the conditions to the Offer (including the Minimum Condition) are not satisfied, or waived by us, by the Step-Down Date.

This Supplement amends and supplements the Offer to Purchase. This Supplement should be read in conjunction with the Offer to Purchase. Except as otherwise set forth in this Supplement, the terms and conditions previously set forth in the Offer to Purchase and Letter of Transmittal remain applicable in all respects to the Offer.

Procedures for tendering Shares are set forth in Section 3 of the Offer to Purchase, as supplemented by Section 3 of this Supplement. Tendering stockholders may continue to use the Letter of Transmittal and the Notice of Guaranteed Delivery previously circulated with the Offer to Purchase. While the Letter of Transmittal previously circulated refers only to the Offer to Purchase, stockholders will nevertheless be deemed to be tendering pursuant to the amended Offer (including the amendments and supplements made by this Supplement) and will receive the increased Offer Price of $173.00 per Share described in this Supplement if Shares are accepted for payment and paid for by Purchaser pursuant to the Offer, which Offer Price will be reduced to $158.00 per Share if all of the conditions to the Offer (including the Minimum Condition) are not satisfied, or waived by us, by the Step-Down Date.

SHARES PREVIOUSLY VALIDLY TENDERED PURSUANT TO THE OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL AND NOT VALIDLY WITHDRAWN CONSTITUTE VALID TENDERS FOR PURPOSES OF THE OFFER. HOLDERS OF SHARES WHO HAVE VALIDLY TENDERED AND NOT VALIDLY WITHDRAWN THEIR SHARES ARE NOT REQUIRED TO TAKE ANY FURTHER ACTION WITH RESPECT TO SUCH SHARES IN ORDER TO RECEIVE THE SAME OFFER PRICE AS ALL OTHER TENDERING SALIX STOCKHOLDERS.

This Supplement, the Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Section 1 of the Offer to Purchase is hereby amended and supplemented by adding the following:

Purchaser has increased the Offer Price to $173.00 per Share, net to the holder in cash, without interest, less any applicable withholding taxes, from the original Offer Price of $158.00 per Share. In the event that, on the Step-Down Date, all of the conditions to the Offer (including the Minimum Condition) have not been satisfied, or waived by us, the Offer Price will be reduced from $173.00 to $158.00 per Share, net to the holder in cash, without interest, less any applicable withholding taxes. If, on the Initial Expiration Date, all of the conditions to the Offer (including the Minimum Condition) have not been satisfied, or waived by us, we must extend the Offer to the Step-Down Date unless Salix otherwise agrees to a shorter period. Note that Shares tendered pursuant to guaranteed delivery procedures but that have not actually been delivered will be excluded from the calculations to determine whether the Minimum Condition has been satisfied. All stockholders whose Shares are validly tendered (including Shares tendered and not validly withdrawn prior to the date of this Supplement) and not validly withdrawn prior to the Expiration Date will receive the Offer Price.

2.	Acceptance for Payment and Payment for Shares.

Section 2 of the Offer to Purchase is hereby amended and supplemented by adding the following:

All holders whose Shares are validly tendered and not validly withdrawn prior to the Expiration Date will receive the Offer Price and need not take any additional actions.

3.	Procedures for Accepting the Offer and Tendering Shares.

Section 3 of the Offer to Purchase is hereby amended and supplemented by adding the following:

Holders tendering their Shares should continue to use the Letter of Transmittal previously circulated with the Offer to Purchase. Holders tendering their Shares according to the guaranteed delivery procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase may do so using the Notice of Guaranteed Delivery previously circulated with the Offer to Purchase. Note that Shares tendered pursuant to guaranteed delivery procedures but that have not actually been delivered will be excluded from the calculations to determine whether the Minimum Condition has been satisfied.

Although the Letter of Transmittal and Notice of Guaranteed Delivery previously circulated refer only to the Offer to Purchase (and the then-current offer price of $158.00 per Share), holders of Shares using such Letter of Transmittal and Notice of Guaranteed Delivery to tender their Shares will nevertheless be deemed to be tendering pursuant to the Offer and will receive the increased Offer Price, if applicable, per Share for each Share validly tendered and not validly withdrawn pursuant to the Offer, subject to the terms and conditions of the Offer and the Merger Agreement, as amended by the Amendment.

6.	Price Range of Shares; Dividends.

Section 6 of the Offer to Purchase is hereby amended and supplemented by adding the following:

The following table supplements the table in Section 6—“Price Range of Shares; Dividends” of the Offer to Purchase, setting forth, for the periods indicated, the high and low sale prices per share of Shares on NASDAQ.

	Common Stock
	High	Low
Fiscal Year 2015
First Quarter (through March 16, 2015)	$172.80	$111.24

On March 10, 2015, the last full day of trading before Endo proposed an alternative transaction with Salix, the closing price of the Shares on NASDAQ was $157.66 per share. On March 16, 2015, the closing price of the Shares on NASDAQ was $172.75 per Share. The Offer Price of $173.00 per Share represents a premium of 43.9% to the closing price per Share reported on NASDAQ on January 16, 2015, the last full trading day before rumors were published in the press that Salix had hired Centerview Partners LLC as financial advisor to explore a sale of Salix.

Stockholders are urged to obtain a current market quotation for the Shares before deciding whether or not to tender.

9.	Source and Amount of Funds.

Section 9 of the Offer to Purchase is hereby amended and supplemented by adding the following:

With the increased Offer Price, we estimate that we will need approximately $1.3 billion in additional funds to purchase Shares in the Offer, to provide funding for the consideration to be paid in the Merger, and to pay certain fees and expenses related to the transactions, including the refinancing of certain Salix indebtedness. Valeant expects to fund such cash requirements from the proceeds of an equity issuance. On March 17, 2015, Valeant priced a registered offering of common shares in the United States (the “Offering”). Pursuant to the Offering, Valeant will issue 7,286,432 common shares at a price of $199.00 per share, for aggregate gross proceeds of approximately $1.45 billion. Valeant has also granted the underwriters in the Offering an option, exercisable for a period of 30 days following the date of the final prospectus supplement relating to the Offering, to purchase additional common shares equal to up to 15% of the common shares initially sold. The financing to be provided by this issuance of new equity, together with the financing already secured by Valeant, will be sufficient to purchase all of the outstanding Shares pursuant to the Offer and to pay related fees and expenses.

10.	Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Salix.

Section 10 of the Offer to Purchase is hereby amended and supplemented by adding the following:

On March 11, 2015, Salix received an unsolicited written proposal from Endo to acquire all of the outstanding Shares for a combination of 1.4607 shares of Endo common stock and $45.00 in cash per Share (the “Proposal”). Later that day, Valeant sent Salix a letter asking the Salix Board to reaffirm its recommendation of the transactions contemplated by the Merger Agreement, including the offer price of $158 per Share.

On March 12, 2015, the board of directors of Valeant (the “Valeant Board”) held a telephonic meeting to discuss the Proposal with members of management and a representative from Sullivan & Cromwell LLP (“Sullivan & Cromwell”), legal advisor to Valeant. The Valeant Board discussed possible changes to the terms of the Merger Agreement coupled with an increase in the Offer Price and the desirability of financing the increased Offer Price through an equity financing in light of the fact that any increased debt financing would be contrary to commitments made to Valeant’s banks and high yield investors.

On March 13, 2015, the initial waiting period under the HSR Act (as defined below) was terminated early.

On March 13, 2015, the Valeant Board held a telephonic meeting to discuss the status of the proposed transaction with members of management and a representative from Sullivan & Cromwell. The Valeant Board discussed the terms of a proposed response to Salix, including an increase in the Offer Price until April 1, 2015 so that closing of the transaction could occur on April 1, 2015 as contemplated and provide Salix stockholders the opportunity to tender and receive a higher price from Valeant for a limited period of time. In addition, the Valeant Board discussed the need to shorten the time the Offer would be open and the importance of an increased Termination Fee. The Valeant Board authorized an increase in the Offer Price and transmission of a proposal to Salix and provided views on the parameters for further negotiations. The Valeant Board also discussed the importance to Valeant of being in a position to consummate the transaction within the planned timeframe given the status of the debt financing and receipt of early termination of the waiting period under the HSR Act and discussed the importance of concluding the negotiations prior to the market opening on Monday. The Valeant Board also received updates on the alternatives for raising funds to finance the proposed increase in the Offer Price. The Valeant Board approved one or more of (i) a registered public offering under Valeant’s existing shelf registration statement, (ii) a private offering to approximately five investors and (iii) a broader private placement.

On March 13, 2015, Salix received a letter from Endo providing responses to Salix’s requests for certain information as well as additional details in connection with the Proposal.

Also on March 13, 2015 after the close of trading, Valeant sent Salix a letter proposing to enter into an amendment to the Merger Agreement in light of the Proposal (the “March 13 Offer”). In the letter, Valeant indicated that it was prepared to increase materially its offer if the parties could close in accordance with the agreed schedule of April 1, 2015. Valeant noted that it believed that both the value of the Salix business and the state of the business are at significant risk of erosion with further delay given the following: (i) the absence of a permanent CEO and CFO at Salix, (ii) the risk of other departures in key management roles and attrition in Salix’s salesforce, (iii) the need to resolve Salix’s inventory issues, (iv) upcoming liquidity issues resulting from the maturity of Salix’s convertible notes due May 15, 2015, (v) the need to ensure that the organization stays focused in order to obtain the IBS-D approval, (vi) the investment needed to prepare for a launch if the IBS-D approval is received and (vii) the general risks businesses face with customers, suppliers, employees and others during an extended sale process. Valeant noted that as a result, it would not be prepared to pay a higher price if it could not close on April 1, 2015 and instead was faced with the significant risks and costs attributable to the delay described above. In light of the foregoing, Valeant made an offer to increase the Offer Price to $169 per Share in consideration of the following: (i) the Salix Board determines that the Proposal is not a Superior Proposal (as defined in the Merger Agreement); (ii) Salix agrees not to engage with Endo or any other person regarding an alternative transaction prior to April 1, 2015; (iii) the Merger Agreement is amended to increase the Termination Fee by $100 million; and (iv) the Merger Agreement is amended to change the date on which either party may terminate the Merger Agreement if the transaction has not been completed from August 20, 2015 to May 1, 2015. The March 13 Offer also provided that if the conditions to closing the Offer were not satisfied by March 31, 2015, the Offer Price would be reduced back to $158 per Share, at which time Salix would again be permitted to evaluate alternative transactions consistent with the terms of the Merger Agreement. Valeant further noted that with the Proposal, Salix takes the risk not only of events at Salix but also at Endo and the overall market given that Salix stockholders will own 40% of the combined business and given that there is no price protection with the Proposal.

Mr. D’Alonzo advised Mr. Pearson that the Salix Board would consider Valeant’s proposal at a meeting the following afternoon.

Early in the afternoon on March 14, 2015, Sullivan & Cromwell sent Cadwalader, Wickersham & Taft LLP (“Cadwalader”), legal advisor to Salix, a draft of the amendment to the merger agreement implementing the terms and conditions of the March 13 Offer.

On March 14, 2015, the Salix Board met to consider the proposed revised transaction with Valeant. Following the meeting of the Salix Board, Mr. D’Alonzo called Mr. Pearson and advised him that Salix was not prepared to accept Valeant’s proposal.

On March 15, 2015, Mr. D’Alonzo requested that Valeant: (i) increase its proposed purchase price from $169 per Share to $175 per Share; (ii) extend each of the April 1, 2015 date on which the price would be reduced to $158 per Share, and the May 1, 2015 outside date, by an additional thirty days; (iii) reduce the proposed increase in the Termination Fee from $100 million to $50 million; and (iv) eliminate the requirement that Salix not engage with Endo or any other party regarding an alternative transaction.

On March 15, 2015, Mr. Pearson called Mr. D’Alonzo to deliver a revised proposal. Mr. Pearson indicated that Valeant would be prepared to either (i) increase its Offer Price from $169 to $172.50 per Share and accept an increase in the Termination Fee of $75 million or (ii) increase its Offer Price from $169 to $173 per Share with an increase in the Termination Fee of $100 million. In either case, the Offer Price would be reduced to $158 per Share for all Shares in the event that the Offer was not closed by the Initial Expiration Date. Mr. Pearson also indicated that Valeant was prepared to remove the prohibition that was contained in the March 13 Offer that Salix not engage with Endo or any other person regarding an alternative transaction during the period through April 1, 2015. All other aspects of the March 13 Offer remained the same.

Later in the day on March 15, 2015, Mr. D’Alonzo called Mr. Pearson and indicated that Salix was prepared to enter into an amendment providing for (i) an increase in the Offer Price to $174 per Share, with a reduction in the Offer Price back to $158 per Share for all Shares if the conditions to the Offer are not satisfied, or waived by Purchaser, by the Initial Expiration Date, (ii) an increase in the Termination Fee of $100 million and (iii) a change in the outside date from August 20, 2015 to May 1, 2015. In addition, Salix would confirm that the Proposal is not a Superior Proposal.

Later, Mr. Pearson called Mr. D’Alonzo to reject the proposed $174 per Share Offer Price and reiterate that Mr. Pearson was willing to recommend the transaction to the Valeant Board at $173.00 per Share.

Messrs. Pearson and D’Alonzo and representatives from Sullivan & Cromwell and Cadwalader then discussed Valeant’s latest proposal. During the conversation, Mr. Pearson noted that Valeant was not prepared to increase its Offer Price beyond $173 per Share. Mr. Pearson did indicate that Valeant would be prepared to change the date on which the Offer Price would be reduced from the end of the day on March 31, 2015 to the end of the day on April 7, 2015.

Later in the day on March 15, 2015, the Valeant Board held a telephonic meeting to discuss the status of the discussions with members of management and a representative from Sullivan & Cromwell. The Valeant Board discussed and approved a final offer and parameters for final negotiations with Salix.

Salix then received a letter from Endo attaching debt financing commitment papers with respect to the Proposal.

Valeant then sent Salix a letter confirming its revised offer to (i) increase the Offer Price to $173 per Share, with a reduction in the Offer Price back to $158 per Share for all Shares if the conditions of the Offer are not satisfied, or waived by Purchaser, by April 7, 2015 and (ii) permit Salix to discuss alternative transactions with any person, subject to the restrictions contained in the Merger Agreement. The letter stated that the other elements of the March 13 Offer (i.e., setting the outside date at May 1, 2015 and the increase in the Termination Fee by $100 million) remained the same.

Mr. D’Alonzo then called Mr. Pearson to request that Valeant move to April 15, 2015 the date at which the Offer Price would be reduced to $158 per Share if all of the conditions to the Offer were not satisfied or waived. Mr. Pearson advised Mr. D’Alonzo that Valeant would not agree to extend that date.

Mr. D’Alonzo then called Mr. Pearson to advise him that the Salix Board had approved Valeant’s latest proposal.

Early in the morning on March 16, 2015, the parties entered into the Amendment.

Later in the morning on March 16, 2015, Endo withdrew its proposal to acquire Salix.

11.	The Merger Agreement; Other Agreements.

Section 11 of the Offer to Purchase is hereby amended and supplemented by adding the following:

The following is a summary of certain provisions of the Amendment. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, a copy of which is filed as Exhibit (d)(4) to the amendment to the Schedule TO filed with the SEC on March 17, 2015, which is incorporated herein by reference. Copies of the Amendment and the amendment to the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 8—“Certain Information Concerning Purchaser, VPI and Valeant—Available Information” in the Offer to Purchase. Stockholders and other interested parties should read the Amendment for a more complete description of the provisions summarized below.

The Merger Agreement. Pursuant to the Amendment, among other things:

•	The Offer Price, upon the terms and subject to the conditions set forth in the Merger Agreement, the Amendment, the Offer to Purchase, the Supplement and the Letter of Transmittal, is increased from $158.00 per Share to $173.00 per Share, net to the holder in cash, without interest, less any applicable withholding taxes, provided that if, on the Step-Down Date, all of the conditions to the Offer (including the Minimum Condition) have not been satisfied, or waived by us, the Offer Price will be reduced from $173.00 to $158.00 per Share, net to the holder in cash, without interest, less any applicable withholding taxes;

•	If, on the Initial Expiration Date, all of the conditions to the Offer (including the Minimum Condition) have not been satisfied, or waived by us, we must extend the Offer to the Step-Down Date unless Salix otherwise agrees to a shorter period;

•	The outside date was changed from August 20, 2015 to May 1, 2015, meaning:

•	we will not be required to, and will not without Salix’s prior written consent, extend the Offer beyond May 1, 2015;

•	the Merger Agreement may be terminated at any time prior to the Effective Time by either Salix or VPI by written notice to the other, if the Acceptance Time has not occurred on or prior to May 1, 2015, except that the right to terminate the Merger Agreement will not be available to any party whose material breach of the Merger Agreement has been the cause of or resulted in the failure of the Acceptance Time to occur on or prior to May 1, 2015; and

•	the time period for curing breaches of representations, warranties or covenants in order to prevent a termination of the Merger Agreement due to breach is the earlier of (A) 30 days after written notice thereof is given by the non-breaching party to the breaching party and (B) May 1, 2015;

•	By March 17, 2015, we are required to file and distribute the Schedule TO/A, including this Supplement, in compliance with applicable securities laws;

•	By March 17, 2015, Salix is required to file and distribute an amendment to its Schedule 14D-9/A, in compliance with applicable securities laws;

•	Salix is required to cease and cause to be terminated any activities, discussion or negotiation with Endo or any other person conducted by Salix with respect to any Acquisition Proposal before the entry into the Amendment;

•	We are required to obtain equity financing to the extent necessary to fund the portion of the aggregate Offer Price and amounts payable to optionholders in connection with the Merger not covered by the debt financing and cash already on hand; and

•	The amount of the Termination Fee is increased from $356.4 million to $456.4 million.

15.	Conditions to the Offer.

Section 15 of the Offer to Purchase is hereby amended and supplemented by adding the following:

On March 13, 2015, the initial waiting period under the HSR Act (as defined in the Merger Agreement), which was scheduled to expire at 11:59 p.m., Eastern time, on March 16, 2015, was terminated early. Accordingly, the HSR Condition (as defined in the Merger Agreement) has been satisfied.

17.	Certain Legal Matters; Regulatory Approvals.

Section 17 of the Offer to Purchase is hereby amended and supplemented as follows:

The information set forth under the heading “Litigation” is amended and restated in its entirety as follows:

“Following the announcement of the execution of the Merger Agreement, six purported stockholder class actions were filed challenging the proposed Acquisition. All of the actions were filed in the Delaware Court of

Chancery: Feinstein v. Valeant Pharmaceuticals International, Inc., et al., C.A. No. 10721 (filed February 25, 2015); Garcia v. Salix Pharmaceuticals, Ltd., et al., C.A. No. 10728 (filed February 27, 2015); Gonsalves v. Salix Pharmaceuticals, Ltd., et al., C.A. No. 10737 (filed March 2, 2015); Lindgren v. Salix Pharmaceuticals, Ltd., et al., C.A. No. 10748 (filed March 4, 2015); Zhang v. Salix Pharmaceuticals, Ltd., et al., C.A. No. 10760 (filed March 6, 2015); and Herlson v. Salix Pharmaceuticals, Ltd., et al., C.A. No. 10784 (filed March 12, 2015). The Feinstein complaint names the board of directors of Salix (the “Salix Board”), the Company, Valeant and Merger Sub as defendants, and the Garcia, Gonsalves, Lindgren, Zhang and Herlson complaints name the Salix Board, the Company, Valeant, Merger Sub and Salix as defendants. On March 17, 2015, the court entered an order that, among other things, consolidated the cases, appointed lead counsel, and designated the Feinstein complaint as the operative pleading in the consolidated action. The amended complaint in the Feinstein action alleges, among other things, that the members of the Salix Board breached their fiduciary duties to stockholders and that the other defendants aided and abetted such breaches, (i) by seeking to sell Salix through an allegedly inadequate sale process and for inadequate consideration, (ii) by agreeing to allegedly preclusive deal protections, and (iii) because the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Salix in connection with the proposed transaction allegedly contains inaccurate or materially misleading information about, among other things, the proposed transaction and the sales process leading up to the Merger Agreement. The complaints seek, among other things, injunctive relief, including enjoining the proposed transaction, and unspecified attorneys’ and other fees and costs. The Company intends to vigorously defend against such claims.”

SUN MERGER SUB, INC.

March 17, 2015

ANY LETTER OF TRANSMITTAL TO BE DELIVERED TO THE DEPOSITARY MAY ONLY BE SENT TO THE DEPOSITARY BY MAIL OR COURIER TO ONE OF THE ADDRESSES SET FORTH BELOW AND MAY NOT BE SENT BY FACSIMILE TRANSMISSION. ANY CERTIFICATES REPRESENTING SHARES AND ANY OTHER REQUIRED DOCUMENTS SENT BY A STOCKHOLDER OF SALIX OR SUCH STOCKHOLDER’S BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE SHOULD BE SENT TO THE DEPOSITARY AS FOLLOWS:

By Registered or Certified Mail:	By Express or Overnight Courier:

Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

Other Information:

Questions and requests for assistance may be directed to the Information Agent, at the address and telephone number set forth below. In addition, requests for additional copies of the Supplement, Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street

New York, NY 10005

Stockholders may call toll free: (800) 628-8536

Banks and brokers may call collect: (212) 269-5550

email: info@dfking.com